VIA EDGAR

August 30, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street NE

Washington, D.C. 20549

Attn: Timothy Collins

Re:	Digital World Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed August 20, 2021

File No. 333-256472

Dear Mr. Collins:

Digital World Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 27, 2021, regarding Amendment No. 4 to Registration Statement on Form S-1 of the Company submitted to the Commission on August 20, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 5”), which is being filed with the Commission contemporaneously with the filing of this letter.

Amendment No. 4 to S-1 filed August 20, 2021

Risk Factors

Our anchor investors have provided indications of interest to purchase up to 91.3% of the units sold in this offering, page 56

1. We note your revised disclosure that the allocations to the anchor investors will be determined by the underwriters. We also note your new risk factor disclosure that in the event that your units are concentrated in a limited number of anchor investors, you may not be able to meet the public distribution requirement, among others, of the Nasdaq initial listing standards. Please revise to clarify whether the allocation by the underwriters will be subject to satisfying Nasdaq initial listing requirements, including the minimum number of round lot holders. We may have additional comments.

Response: We respectfully advise the Staff that we expect to meet the Nasdaq initial listing standards and will not close the offering unless our securities are approved for listing on Nasdaq. We have revised our disclosure in Amendment No. 5 to clarify that the concentration of units in a limited number of anchor investors may present a risk to our continued listing on Nasdaq given the limited public distribution, trading volume, volatility and liquidity of our securities resulting from such concentration.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2. We note the second paragraph of the audit report refers to working capital deficit as of June 30, 2021. We also note the financial statements and notes to financial statements for the period ended June 30, 2021 are not labeled as unaudited. However, the audit opinion does not cover the financial statements for the period ended June 30, 2021. Please clarify and revise to provide an audit report consistent with the audited financial statements included in filing.

Response: We respectfully advise the Staff that the financial statements as of and for the three months ended June 30, 2021 are unaudited. We have revised the financial statements in the Amendment No. 5 to reflect this and the audit report has been corrected to remove reference to June 30, 2021.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Wei Wang, at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Patrick Orlando
Patrick Orlando
Chairman and Chief Executive Officer

cc: Wei Wang, Esq.

2